April 29, 2011

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Kathleen Krebs

Re:	Boingo Wireless, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-171719

Ladies and Gentlemen:

Boingo Wireless, Inc. (the “Company”) has electronically transmitted Amendment No. 5 to the Registration Statement on Form S-1, together with certain exhibits thereto, in connection with the Company’s initial public offering.  A manually executed signature page has been executed prior to the time of the electronic filing and will be retained by the Company for five years.  We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 5, and (ii) three hard copies of Amendment No. 5 which are marked to show changes to the Registration Statement filed on January 14, 2011, as amended April 18, 2011.

Amendment No. 5 has been filed to incorporate the information contained in its recently filed free writing prospectus and to correct certain typographical errors.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ilan Lovinsky
Ilan Lovinsky

GUNDERSON  DETTMER  STOUGH  VILLENEUVE  FRANKLIN  &  HACHIGIAN, LLP

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